September 1, 2026

Via Electronic Mail

DynaResource, Inc.
The Urban Towers of Las Colinas
222 W. Las Colinas Blvd.
Suite 1910 – North Tower
Irving, Texas 75039

Re: Letter Agreement

Ladies and Gentleman:

Reference is hereby made to the securities listed on the attached Exhibit A (the "Derivative Securities"), which Derivative Securities are held by the undersigned ("Holder") and are convertible into or exercisable for shares of common stock, par value $0.01 per share (the "Common Stock"), of DynaResource, Inc., a Delaware corporation (the "Company").

Holder understands that the Company intends to issue and sell up to 6,666,666 units, each unit consisting of one share of its common stock and one warrant (the "Warrants") to purchase one share of common stock at an exercise price of $0.51 per share (the "Units") in a private offering with certain existing stockholders of the Company at a purchase price of $0.45 per Unit (the "Offering").

Holder further understands that under the terms of the Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series C Senior Convertible Preferred Stock of the Company, as amended (the "Series C Designation"), and the Securities Purchase Agreement dated as of May 6, 2015 (the "SPA"), Holder is entitled to certain preemptive and anti-dilution rights that may be triggered by the Offering.

Holder further understands that the sale of the Units in the Offering would cause there to be inadequate authorized shares of the Company's Common Stock available for issuance if Holder (and other holders of derivative securities of the Company) were to exercise or convert all of the Derivative Securities for or into shares of Common Stock.

Subject to the terms and conditions hereof, Holder hereby (i) waives on a one-time basis all of its preemptive and antidilution rights under the Series C Designation and the SPA, solely in connection with the issuance and sale of Units in the Offering (and not in connection with any other issuance of securities by the Company), *provided* that the aggregate number of Units issued and sold in the Offering does not exceed 6,666,666, (ii) waives until the 120th day after the date hereof (the "Outside Date") all share reservation obligations of the Company under any and all certificates, instruments, plans and/or agreements corresponding to the Derivative Securities, solely to the extent such obligations cannot be satisfied as a result of the issuance of the Units in the Offering (the "Reservation Requirements"), and (iii) agrees until the Outside Date that it will not exercise or convert any Derivative Securities, in each case, until such time as the Company files an amendment to its Amended and Restated Certificate of Incorporation, as amended, to either

increase its number of authorized shares of Common Stock or effect a reverse stock split of the Common Stock, in each case to satisfy all share reservation obligations of the Company (the "Amendment").

In order to induce Holder to enter into this Agreement to waive its preemptive and antidilution rights under the Series C Designation and the SPA, waive the Reservation Requirements, and to agree to neither exercise nor convert the Derivative Securities as set forth herein, the Company hereby covenants and agrees that it will make reasonable best efforts to obtain the requisite stockholder approval of the Amendment pursuant to a duly called stockholders meeting (or by written consent) as soon as reasonably practicable, but in no event later than one hundred twenty (120) days following the date of this Agreement (the "Stockholder Meeting Deadline"), including by (a) preparing and filing with the Securities and Exchange Commission ("SEC") a preliminary proxy statement (or preliminary information statement, as applicable) and definitive proxy statement (or information statement, applicable) in compliance with all applicable SEC rules and regulations, which preliminary proxy statement or preliminary information statement shall be filed no later than thirty (30) days following the date of this Agreement and which definitive proxy statement or information statement shall be filed (i) promptly upon the expiration of the ten (10) day period following the filing of the preliminary proxy statement (or preliminary information statement, as applicable) if the SEC does not provide any comments to such preliminary proxy statement (or preliminary information statement, as applicable), or (ii) within two (2) business days following the date on which the SEC confirms that it has no further comments on the preliminary proxy statement (or preliminary information statement, as applicable) or otherwise clears the proxy statement for mailing, and (b) using its reasonable best efforts to solicit votes (or consents, as applicable) of its stockholders in favor of such proposal and if necessary shall adjourn such meeting to allow for the solicitation of additional votes adequate to cause the proposal to be approved. If despite the Company's reasonable best efforts the stockholder approval is not obtained on or prior to the Stockholder Meeting Deadline, the Company shall cause an additional stockholder meeting to be held every ninety (90) days thereafter until such stockholder approval is obtained.

This Agreement may not be amended, supplemented or modified except in writing, duly executed by all of the parties. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

With best regards,

Golden Post Rail, LLC

By: */s/ Matthew K. Rose*
Name: Matthew K. Rose
Title: Manager

Agreed and Accepted:

DynaResource, Inc.

By: */s/ Rohan Hazelton*
Name: Rohan Hazelton
Title: Chief Executive Officer

EXHIBIT A

Derivative Securities

Title of Securities	Expiration Date (if applicable)	Number of underlying Shares of Common Stock
Series C Preferred Stock	N/A	3,121,011
Series E Preferred Stock	N/A	1,552,795
Warrants	May 14, 2023	783,976